October 12, 2006

Vikram Talwar
Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

> **Re:** **ExlService Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 4, 2006**
> **Registration No. 333-121001**

Dear Mr. Talwar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management

Board Structure and Compensation, page 87

1. Please clarify whether the Board of Directors has made a determination regarding the independence of any of your directors. We note your statement that many of your directors are "expected to meet the independence requirements of NASDAQ and the federal securities laws." We further note that at least one independent director must serve on each of your committees and that NASDAQ requires that the Board of Directors make an affirmative determination regarding the independence of directors. Please revise to indicate whether such a determination has been made with respect to any of your directors.

2.   Please briefly define the terms, "cause," "good reason" and "change of control" as such terms are used in the employment or other agreements for your executive officers.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie Webster at (202) 551-3446 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3694 with any other questions.

                                        Sincerely,

                                        Owen Pinkerton
                                        Senior Counsel

cc: Valerie DeMont, Esq. (*via facsimile)*